Mail Stop 4561

September 24, 2009

Gary J. Cotshott
Chairman of the Board, President and Chief Executive Officer
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, MI 48033

> **Re:** **TechTeam Global, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-16284**

Dear Mr. Cotshott:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Services and Information about Operating Segments

IT Outsourcing Services, page 4

1. Please clarify the material terms of your agreement with strategic partner CA, Inc., to license CA's technology to provide Information Technology Infrastructure

Library -based software and services to your customers, and also your delivery partnership with Rainmaker Systems, Inc. to use their facilities in the Philippines as part of your low-cost global offering.

Government Technology Services, page 6

2.   You reference multiple types of contracts with the federal government - managed network services for a monthly fee, time and materials, firm fixed-price, and government-wide acquisition contracts. Consider providing brief descriptions of each type of contract, as well discussing, in quantified terms, what portions of your business fell within the various categories with respect to contract type and the advantages and disadvantages of each type for your business.

Impact of Business with Major Clients, page 7

3.   You disclose that Ford Motor Company accounted for more than 10% of your total revenues in fiscal years 2008, 2007 and 2006. Please provide us with your analysis as to why your agreements relating to Ford Motor Company do not need to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. We note that the December 2008 renewal of your Global Single Point of Contact ("SPOC") agreement was filed as an exhibit to a Form 8-K; and we believe that this agreement should have been incorporated by reference into the Form 10-K for the fiscal year ended December 31, 2008. Please ensure that you discuss the material terms of your agreements with Ford in future filings; in this regard, we note the discussion of your SPOC agreement both here and in the Form 10-Qs.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

4.   Your discussion here and in your Form 10-Q for the quarterly period ended June 30, 2009 should provide more insight into net cash provided by operating activities. Specifically, your disclosures should focus on the primary drivers of and other material factors necessary to provide an understanding of your operating cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. Tell us what consideration you gave to providing the disclosure in accordance with the related interpretive guidance in Section IV.B of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A. Controls and Procedures

Evaluation of Controls and Procedures, page 80

5.   You disclose that your Chief Executive Officer (CEO) and Chief Financial
        Officer (CFO) concluded that as of December 31, 2008 your disclosure controls
        and procedures were (1) <u>designed</u> to ensure that material information relating to
        you, including your consolidated subsidiaries, is made known to your CEO and
        CFO by others within those entities and (2) <u>effective</u> in that they provide
        reasonable assurance that information required to be disclosed is recorded,
        processed, summarized, and reported within the time periods specified. Please
        confirm, if true, that your officers concluded that your disclosure controls and
        procedures are also effective to provide reasonable assurance that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is "accumulated and communicated to [y]our management . . . as appropriate
        to allow timely decisions regarding required disclosure." See Securities
        Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-
        Qs for the periods ended March 31, 2009 and June 30, 2009.

Part III

Item 11. Executive Compensation, page 81 (as incorporated by reference from your
Proxy Statement that was filed on March 30, 2009)

Executive Management Compensation and Management Information

Compensation Discussion and Analysis

The Committee's Processes

Elements of Executive Compensation, page 15

6.   Market and peer group data is referenced multiple times, including in setting base
        salaries for your named executive officers (NEOs), and for setting the target
        bonus for the annual performance-based cash bonus for each NEO. However, you
        do not disclose any such peer companies whose data you analyzed nor how such
        peer companies were selected. Please clarify this information for us, and provide
        in future filings.

Performance-based Cash Bonus, page 15

7.   Your disclosure states that in order for any award to be payable under your annual
        incentive plan (AIP), you must achieve at least 75% of your company net income
        (NI) target. As this was not achieved in 2008, no AIP compensation was due.

We understand that three bonuses were paid in the amount guaranteed in employment agreements or a separation and release agreement. You go on to state, however, that your board exercised its discretion and nevertheless awarded bonus compensation to named executive officers for the factors referenced on page 17. Ensure that future filings provide a more complete discussion of any factors that lead to discretion being exercised.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 82 (as incorporated by reference from your Proxy Statement that was filed on March 30, 2009)

Certain Relationships and Related Transactions, page 28

8.   You disclose that there were no proposed or actual related party transactions in fiscal 2008, disclosing the types of transactions covered and the persons responsible for reviewing such transactions. However, you do not discuss the Audit Committee's polices and procedures for review of such transactions. You only disclose that, while not in writing, they are evidenced by the minutes of the Audit Committee meetings when such related person transactions are discussed. Please disclose the standards to be applied pursuant to the policies and procedures of the Audit Committee in evaluating any related party transaction, such as if it must be on the same terms as if an arms'-length transaction. See Item 404(b)(1)(ii) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 83

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

9.   Revise to include a consent from your independent registered public accounting firm that has been signed. Also revise the consent included as Exhibit 23.1 to the Form S-8 filed March 17, 2009.

Signatures, page 87

10.   In future filings, please identify the person signing the Form 10-K in the capacity of controller or principal accounting officer (e.g., Ms. Loebl). Refer to General Instruction D(2)(a) to Form 10-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Part 1 – Financial Information

Item 1 – Financial Statements

Condensed Consolidated Statements of Operations, page 3

11.   We note your disclosure on page 11 that during 2009 certain expenses were reclassified from Selling, general and administrative expense to Cost of revenue and prior period financial statements were adjusted to conform to this presentation. Tell us more specifically about the nature of these costs and the reason(s) for the reclassification. Explain what consideration you gave to identifying the reclassification as a restatement and providing the relevant disclosures required by paragraph 26 of SFAS 154. In addition, tell us what consideration you gave to the impact on your assessments of the effectiveness of disclosure controls and internal control over financial reporting.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief